November 1, 2006

Mario Rodriguez, Chief Executive Officer
NTR Acquisition Co.
100 Mill Plain Road, Suite 320
Danbury, CT 06811

      Re: NTR Acquisition Co.
              Amendment No. 2 to Registration Statement on
              Form S-1
              File No. 333-135394
              Filed October 2, 2006

Dear Mr. Rodriguez:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your responses to comments 1 – 3 of our letter dated September 27, 2006. Please revise to clarify if the individuals who have agreed to indemnify you are jointly and severally or only severally liable for any future liabilities.

2.   In connection with the preceding comment, we note that the indemnification does not cover claims from vendors who have executed a waiver. We note that the execution of the waivers would be controlled by your management. If the waivers end up exposing the trust to liability claims, it would appear that management would be responsible for such event. As such, it is not clear how

that exception to the indemnification is in the best interest of investors. Please revise to clarify.

3. In connection with comment one and in the appropriate sections, please revise to clarify the responsibility of the company to bring actions against the individuals disclosed on page 61 to enforce the indemnification agreement if they either assert that they are not able to cover the expenses that would deplete the trust proceeds or that they are not liable under the indemnification agreement.

4. In connection with comment one of this letter, please revise to clarify the party responsible for the cost associated with litigation associated with challenges to the waivers.

Use of Proceeds, page 37

5. We note your response to comment 12 of our letter dated September 27, 2006. We also note that there can be no assurance that any lender would execute such agreement. Please revise to clarify if that means you would borrow such loans or if you would borrow funds even though you could not obtain a waiver.

Dilution, page 41

6. We note your revisions to the various components of the pro forma net tangible book value balance reported in this section. Please provide us with the calculations you used to determine the net proceeds from this offering and private placement equals $238,623,517. Also, reconcile the offering costs of $1,483 presented in this section with the amount of deferred costs shown on the balance sheet.

Proposed Business, page 48

7. We note your responses to comments 15 and 16 of our letter dated September 27, 2006. We continue to note that the report provided a broad estimate of the investment needed to convert a refinery so that it is able to refine heavy and sour crude oil. It would appear that such information would be material to investors' understanding of your business plan even if such broad estimate does not fully constrain you from choosing a target. As such, the broad estimate should be disclosed.

Also, while the credit facility disclosure was removed, we note that the information you provided to Citigroup Global Markets was enough to garner a "proposed" credit facility. The information appears to be material enough to obtain a proposal. Please revise to disclose the information provided to

Citigroup or advise if you did not provide any information in addition to what is disclosed in this prospectus.

8. We note your response to comment 19 of our letter dated September 27, 2006. We also note the disclosure on page 57 that the "fair market value of a target business or businesses will be determined by" your board. It is not clear why the board would determine the value but not disclose it to investors. Please revise to clearly explain reasoning for obtaining a value for the target(s) but not disclosing it so that shareholders could be fully informed when making an investment decision and voting and/or converting their shares.

9. In connection with the preceding comment, if you do not quantify the value of the target(s) for shareholders, please revise to clarify what information shareholders will have to rely upon. Will it be just the statement that the company is worth over 80%? Also, if you do not quantify the value, please revise to clarify if you would provide a recommendation to the shareholders.

10. We note the disclosure on page 57 that if you issue shares and cause the public shareholders to collectively become minority shareholders, you will not be required to "independently opine on whether the transaction is fair to [your] stockholders." Please clarify if that means the board will not state if the transactions is fair to investors. If not, clarify if the board would then make a recommendation even if it could not address the fairness of the transaction.

11. We note that the target business you acquire "must have a fair market value equal to at least 80% of your net assets." Please revise to clarify how the satisfaction of this requirement is determined. Clarify if you could base the value on the whole business even if you do not acquire 100% of such business. Also, please clarify how the threshold would be determined if you used a share exchange. Clarify if the threshold would be determined by the resulting interest your shareholders receive in the aggregate following consummation of the transaction.

12. Please revise to identify the parties that have already executed waivers or intend to execute waivers.

13. We note the disclosure that the approval of any business combination will require the approval of the majority of the shares voted. As such it appears that a non-vote will have no effect on the approval of any proposed transaction. Please revise to clearly disclose that non-votes have no effect on the approval and disclose the minimum amount of time you will provide for shareholders to vote on any transaction. Also, revise to reflect this difference in the table on pages 64-66.

14.   Please provide an indication of the individuals/entities that hold ownership interests in NTR Investors, LLC. We may have further comment.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Babette Cooper at (202) 551-3396. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386.

Sincerely,

John Reynolds
Assistant Director

cc: Carolyn J. Luxemburg
        Fax: 212 225 3999